UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-23476

CUSIP Number:

☑  Form 10-K for Period Ended: 03-31-2025

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

GROOVE BOTANICALS INC.
310 FOURTH AVENUE SOUTH
SUITE 7000
MINNEAPOLIS, MN 55415

Former Name if Applicable:

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Groove Botanicals Inc. is unable to file its Form 10-Q for the three and nine month periods ended December 31, 2024 in a timely manner without unreasonable effort or expense due to delays in completing the procedures relating to its quarter-end reporting process which includes additional closing processes for the prior comparative period as a result of the re-audit of March 2023 financial results which necessitates revised working papers and financial reporting for the comparative quarter ended December 31, 2023 for inclusion in the current quarter report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
Kent Rodriquez	612	315-5068
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report losses from operations for the year ended March 31, 2025 of approximately $145,000 as compared to losses from operations in the comparative fiscal year of $202,089. The substantial decline in reported losses is due to a reduction in consulting expenses from $78,300 reported as of March 31, 2024 to Nil in the year ended March 31, 2025 and a reduction in professional fees from $95,962 reported as of March 31, 2024 to approximately $57,000. The Company expects to report total net losses attributable to shareholders as of March 31, 2025 of approximately $364,000 as compared to $420,559 reported for the year ended March 31, 2024.

GROOVE BOTANICALS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 27, 2025	By	Kent Rodriquez
		Name	Kent Rodriquez
		Title	CEO